

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2010

Via U.S. Mail and Fax (404) 584-3509

Bryan E. Seas
Senior Vice President & Chief Accounting Officer
AGL Resources, Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

> **Re:**   **AGL Resources, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed February 4, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed April 27, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 15, 2010**
> **File No. 1-14174**

Dear Mr. Seas:

      We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director